Exhibit 99.3

MANAGEMENT REPORT ON INTERNAL CONTROL OVER
SERVICING OF SECURITIZED RECEIVABLES

July 14, 2000

Key Bank USA, National Association management is responsible for establishing and maintaining effective internal control over servicing of securitized receivables, which is designed to provide reasonable assurance regarding the proper servicing of securitized receivables activity and balances. The system contains monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in the effectiveness of any internal control including the possibility of human error and the circumvention or overriding of controls – and therefore can provide only reasonable assurance with respect to servicing of securitized receivables. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Key Bank USA, National Association management assessed its internal control over servicing of securitized receivables as of June 30, 2000. This assessment was based on criteria for effective internal control described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Key Bank USA, National Association maintained effective internal control over servicing of securitized receivables as of June 30, 2000.

/s/ Joseph J. Scanlan --------------------------------- Joseph J. Scanlan Senior Reporting Analyst

/s/ Michael R. Cavalco ---------------------------------- Michael R. Cavalco Vice President